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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                     Under the Securities Exchange Act of
                           1934 (Amendment No. 1)*


                       HARTE-HANKS COMMUNICATIONS, INC.
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  416196103
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following pages)




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CUSIP N0. 416196103            SCHEDULE 13G                   PAGE 2 OF 5 PAGES



1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Larry Franklin


2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)  [     ]
          Not Applicable                                            (b)  [     ]


3.        SEC USE ONLY


4.        Citizenship or Place of Organization

          United States Citizen


NUMBER OF SHARES     5.        SOLE VOTING POWER

                               920,100

BENEFICIALLY         6.        SHARED VOTING POWER

                               240,000

OWNED BY EACH        7.        SOLE DISPOSITIVE POWER

                               920,100

REPORTING PERSON     8.         SHARED DISPOSITIVE POWER

                               240,000


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,160,100

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          *       [     ]

          Not Applicable

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.3%

12.       TYPE OF REPORTING PERSON

          IN

                    *See Instructions Before Filling Out!




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                                  SCHEDULE 13G


Item 1(a).          Name of Issuer:  Harte-Hanks Communications, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    200 Concord Plaza Drive, Suite 800
                    San Antonio, Texas  78216

Item 2(a).          Name of Person Filing:  Larry Franklin

Item 2(b). Address of Principal Business Office or, if none, residence:

                    P.O. Box 269
                    San Antonio, Texas  78291-0269

Item 2(c).          Citizenship:  United States Citizen

Item 2(d).          Title of Class of Securities:  Common Stock, par value
                    $1.00 per share

Item 2(e).          CUSIP Number:  416196103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d -2(b), check whether the person filing is a: Not Applicable

Item 4.             Ownership:

                    (a)      Amount Beneficially Owned:  1,160,100

                    (b)      Percent of Class:  6.3%

                    (c)      Number of Shares as to which such person has:

                             (i)    Sole power to vote or to direct the vote:

                                    920,100

                             (ii)   Shared power to vote or to direct the vote:

                                    240,000

                             (iii) Sole power to dispose or to direct the disposition of:

                                    920,100

                             (iv) Shared power to dispose or to direct the disposition of:

                                    240,000




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                                  SCHEDULE 13G


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following (   ).

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The reporting person is the trustee of two trusts owning an aggregate of 40,000 shares for the benefit of his children. As trustee, the reporting person has the power to direct the receipt of dividends from or the proceeds from the sale of such shares pursuant to the relevant trust agreement. The beneficiary of each trust has the right to receive dividends from or the proceeds from the sale of securities held in the trust in accordance with the relevant trust agreement.

          The beneficial ownership of the reporting person also reflects 240,000 shares owned directly by four additional trusts. The reporting person serves as co-trustee with respect to each of these trusts and he holds shared voting and dispositive power. The reporting person has no pecuniary interest in these trusts.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




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                                  SCHEDULE 13G


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           By: /s/Larry Franklin
                                              -------------------------
                                               Larry Franklin

                                               Date:  February 14, 1995




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